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MAR 02 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Independent Securities Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

664 S Rivershore Ln, Suite 150

(No. and Street)

Eagle	Idaho	83616
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Carlson (208) 489-3131

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Decoria, Maichel, Teague

(Name – *if individual, state last, first, middle name*)

7307 N. Division, Suite 222	Spokane	Washinton	99208
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Independent Securities Group, LLC, as of December 31st, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SHEILA KERBEIN NOTARY PUBLIC MY COMMISSION EXPIRES 1-4-2024 STATE OF IDAHO COMMISSION NUMBER 58923

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants

dm-t
decoria • maichel • teague

7307 N. Division, Suite 222
Spokane, Washington 99208

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of American Independent Securities Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of American Independent Securities Group, LLC ("the Company") as of December 31, 2019 and 2018, and the related statements of operations, changes in members' equity, and cash flows and the related notes (collectively referred to as the financial statements) for the years then ended. In our opinion, the financial statements present fairly, in all material respects, the financial position of American Independent Securities Group, LLC as of December 31, 2019 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated in all material respects, in relation to the financial statements as a whole.

DeCoria, Maichel + Teague P.S.

We have served as the Company's auditors since 2009.
Spokane, Washington
February 27, 2020

AMERICAN INDEPENDENT SECURITIES GROUP, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2019 and 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 348,958	$ 382,748
Commissions receivable	206,681	169,460
Prepaid and other assets	61,735	48,491
Clearing deposit	50,000	50,000
Total current assets	667,374	650,699
Property and equipment, at cost, net of accumulated depreciation of $74,981 and $74,782	39	237
Total assets	$ 667,413	$ 650,936
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 38,054	$ 50,167
Commissions payable	154,692	113,228
Accrued liabilities	65,945	23,196
Total current liabilities	258,691	186,591
Commitments and contingencies (Note 7)		
MEMBERS' EQUITY	408,722	464,345
Total liabilities and members' equity	$ 667,413	$ 650,936

The accompanying notes are an integral part of these financial statements.

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

American Independent Securities Group, LLC ("AISG" or "the Company") was formed December 30, 2004, as an Idaho Limited Liability Company operating as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis." The Company operates in the northwest region of the United States. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Commissions Receivable

Commissions receivable result from commissions earned on sales of investments. Commissions are generally received within forty-five days from the date of the sale of the related investments.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. The Company's net revenue is allocated to the members in accordance with their ownership percentages.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents generally consist of cash on hand, cash in banks and highly liquid investments with an original maturity of three months or less.

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Property and Equipment

Property and equipment is stated at cost. The cost of property and equipment is depreciated over the estimated useful lives (2-10 years). Depreciation is computed using the straight-line method. Expenditures for major renewals or betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Disposals are removed from property and equipment accounts with any gain or loss reflected in the statement of operations.

Concentrations of Credit Risk

The Company is not subject to concentrations of credit risk associated with cash and cash equivalents. Deposits are maintained in Boise, Idaho area financial institutions and are insured by the Federal Deposit Insurance Corporation.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair Value Measurements

The Company recognizes fair value measurements based upon a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered level 1measurements) and the lowest priority to unobservable inputs (which are considered level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market.

At December 31, 2019 and 2018, the Company had no assets or liabilities that would be subject to fair value measurements on a recurring basis.

Revenue recognition

The Company recognizes revenue from contracts with customers upon satisfaction of performance obligations when services are provided to a customer, and the payment for the services is reasonably assured. Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Financial instruments

The carrying amounts of cash, commissions receivable, commissions payable and accounts payable and accrued expenses reported on the balance sheets approximate their fair value as of December 31, 2019 and 2018.

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update No. 2016-02 Leases (Topic 842). The update modifies the classification criteria and requires lessees to recognize the assets and liabilities on the balance sheet for most leases. The update is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company adopted the standard on January 1, 2019, with no effect on its financial statements as its existing leases are month to month.

New Accounting Pronouncements

In June 2016, the F ASB issued new guidance amending the current incurred loss impairment methodology. The new standard amends the methodology that reflects expected credit losses requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for periods beginning after December 15, 2019. The Company is assessing and evaluating the impact of this guidance and currently believes adoption will not impact the financial statement amounts.

NOTE 2 – REVENUE RECOGNITION

Revenue from Contracts with Customers

Significant Judgments
Revenue from contracts with customers includes commission income and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms and may require significant judgment in determining whether performance obligations are satisfied at a point in time or over time.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

NOTE 2 – REVENUE RECOGNITION, CONTINUED:

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Disaggregated Revenue from Contracts with Customers

The following table presents revenues for the year ended December 31, 2019, by major source:

Commissions	
Brokerage commissions	$ 2,839,464
Distribution fees	1,084,901
Total commission revenue	3,924,365
Asset management fees	
Investment advisory fees	2,592,439
Total asset management fees	2,592,439
Total revenue from contracts with customers	$ 6,516,804

NOTE 3 - STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2019, and 2018, the Company did not have any subordinated liabilities. Accordingly, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in this financial report.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019 and 2018, the Company had a net capital of $322,440 and $393,261 respectively, and net capital requirements of $50,000. The Company does not have any custodian accounts or investor funds held.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company rented office space from Sellin Properties L.P. a company owned by a major membership holder of AISG. Rent expense for the years ended December 31, 2019 and 2018, was $42,402 and $41,885, respectively. The rent agreement provides for a month-to-month rental term.

NOTE 7 - COMMITMENTS & CONTINGENCIES

In the normal course of business, AISG and its advisors are exposed to potential liability from customers that utilize the Company's services. AISG was not involved in any claims or litigations for which it had not accrued any loss contingency amounts in its financial statements. The loss amounts (if any) for claims and litigation the Company is subject to cannot be reasonable estimated, nor can an accurate probability of the ultimate outcome be determined. It is possible, however, that future circumstances could change, or new information become available with regard to claims and actions asserted against the Company that could result in a materially unfavorable outcome on the Company's financial position.

NOTE 8 – SUBSEQUENT EVENTS

AISG has evaluated the need for disclosures and adjustments resulting from subsequent events through the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures or adjustments.

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria • maichel • teague
7307 N. Division, Suite 222
Spokane, Washington 99208

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of American Independent Securities Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Independent Securities Group, LLC identified the provisions of 17 C.F.R. §15c3-3 (k) 2(ii) (the "exemption provisions") under which it claimed an exemption from 17 C.F.R.§240.15c3-3 and (2) American Independent Securities Group, LLC stated that it met the identified exemption provisions for the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Independent Securities Group's, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeCoria, Maichel & Teague P.S.

Spokane, Washington
February 27, 2020

AMERICAN
INDEPENDENT SECURITIES GROUP
MEMBER FINRA / SIPC

February 18, 2020

American Independent
Securities Group, LLC
Exemption Report
SEC Rule 17 C.F.R. §240.17a-5

American Independent Securities Group, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. American Independent Securities Group, LLC claimed an exemption under paragraph (k) 2 (ii) of Rule 15c3-3 for the fiscal year ended December 31, 2019.
2. American Independent Securities Group, LLC is exempt from the provisions of Rule 15c3-3 because it meets, conditions set forth in paragraph (k) 2 (ii) of the rule.
3. American Independent Securities Group, LLC has met the identified exemption provisions in paragraph (k) 2 (ii) of Rule15c3-3 throughout the period of January 1, 2019 through December 31, 2019.
4. American Independent Securities Group, LLC is unaware of any exceptions to the exemption provision in paragraph (k) 2 (ii) of Rule 15c3-3 for the period of January 1, 2019 through December 31, 2019.

American Independent Securities Group, LLC

I, Ryan S. Carlson, do herby swear that, to the best of my knowledge and belief, believe this Exemption Report to be true and correct.

By: [signature]

Title: CFO / Principal

Date: 2/18/2020

664 S Rivershore Lane, Suite 150 | PO Box 579 | Eagle, Idaho 83616
Toll Free 866-485-4635 | www.AmericanISG.com